UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*

A.M. Castle & Co.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

148411 309
(CUSIP Number)

John Oliva Highbridge Capital Management, LLC 277 Park Avenue, 23rd Floor New York, New York 10172 (212) 287-4900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 148411 309	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 509,102
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 509,102
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 509,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 148411 309	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSON Highbridge MSF International Ltd. (formerly known as 1992 MSF International Ltd.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 425,848
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 425,848
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,848
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 148411 309	SCHEDULE 13D	Page 4 of 8

Explanatory Note
This Schedule 13D Amendment No. 1 (this “Amendment No. 1”) relates to the shares of common stock, par value $0.01 per share (“Common Stock”) of A. M. Castle & Co., a Maryland corporation (the “Company”), which has its principal executive offices at 1420 Kensington Road, Suite 220, Oak Brook, Illinois 60523. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as amended to date.
Item 4.  Purpose of Transaction.
Item 4 is hereby amended and restated in its entirety as follows:
The Reporting Persons initially acquired shares of Common Stock upon extinguishment of certain debt obligations of the Company in its Chapter 11 bankruptcy reorganization and the cancellation and extinguishment of the Company’s prior common stock and issuance of the Common Stock to the Reporting Persons in 2017.
On February 27, 2020, Highbridge Tactical Credit Master Fund, L.P. (“Tactical Credit”) entered into a support and exchange agreement (the “Support Agreement”) with the Company pursuant to which Tactical Credit agreed, in connection with the Company’s future exchange offer and consent solicitation (the “Exchange Offer”), to tender its 5.00%/7.00% Convertible Senior PIK Toggle Notes due 2022 issued by the Company (the “Old Notes”) in exchange for the Company’s 3.00%/5.00% Convertible Senior PIK Toggle Notes due 2024 (the “New Notes”) and shares of Common Stock, and to consent to certain proposed amendments to the terms of the Old Notes. The New Notes will be convertible into shares of Common Stock at the option of holders.
The summary of the Support Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the full text of the form of such agreement, a copy of which is filed as Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on February 27, 2020 (File No. 1-5415) and is incorporated by reference herein as Exhibit 5 hereto.
If the Exchange Offer is completed, the Company has agreed to call a special meeting of stockholders (or consider such matters at its upcoming annual meeting of stockholders) to be held as soon as reasonably practicable for stockholders of record as of a date occurring on or after the closing date of the Exchange Offer (which will include holders of Old Notes who receive shares of Common Stock in the Exchange Offer) to consider the following matters: (1) a proposal to amend the Company’s articles of amendment and restatement to increase the number of shares of Common Stock authorized for issuance, in order to provide a sufficient number of authorized shares of Common Stock for the issuance of shares upon conversion of the New Notes, (2) a proposal to amend the Company’s articles of amendment and restatement to effect a reverse stock split of shares of the Common Stock; and (3) any other matters properly brought before the meeting.
The Reporting Persons have engaged and may continue to engage in discussions with management, the Company’s board of directors, other stockholders and creditors of the

CUSIP No. 148411 309	SCHEDULE 13D	Page 5 of 8

Company and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons’ investment in the Company, including, without limitation, matters concerning the business, operations, governance, board composition, director candidates, management, capitalization (including, without limitation, implementing a share buyback program involving open market purchases, private transactions and/or some form of tender offer) and strategic plans of the Company.  The Reporting Persons intend to engage in discussions with other current or prospective holders of the Common Stock and/or other equity, debt, notes, instruments or securities, or rights convertible into or exchangeable or exercisable for Common Stock or such other equity, debt, notes, instruments or securities of the Company. The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the business, operations, governance, board composition, director candidates, management, capitalization (including, without limitation, implementing a share buyback program involving open market purchases, private transactions and/or some form of tender offer) or strategic plans of the Company, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons may also take steps to explore or prepare for various plans, proposals or actions, or propose transactions, regarding any of the foregoing matters, before forming an intention to engage in any such plans, proposals or actions or proceed with any such transactions.
The Reporting Persons intend to review their investment in the Company on a continuing basis.  Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the financial position and strategic direction, actions taken by management or the board of directors of the Company, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, proposing or nominating director candidates to the board of directors of the Company, proposing changes in the operations, governance, capitalization (including, without limitation, implementing a share buyback program involving open market purchases, private transactions and/or some form of tender offer), use of capital, financial metrics, capital allocations, corporate structure, including acquisitions or dispositions of the Company, purchasing additional, or selling some or all of, their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Common Stock.
Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 148411 309	SCHEDULE 13D	Page 6 of 8

Item 5.  Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows:
The aggregate percentage of Common Stock reported owned by each Reporting Person is based upon 3,649,658 shares of Common Stock outstanding as of February 24, 2020, which was reported in the Company’s Form 10-K filed with the Securities and Exchange Commission on February 27, 2020.
(a)
As of the date hereof, Highbridge Capital, as the trading manager of the Funds may be deemed to be the beneficial owner of 509,102 shares of Common Stock, constituting 13.9% of the outstanding shares of Common Stock.

Highbridge Capital has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 509,102 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 509,102 shares of Common Stock.
As of the date hereof, Highbridge MSF International Ltd. (formerly known as 1992 MSF International Ltd.) (“MSF International”) may be deemed the beneficial owner of the 425,848 shares of common stock, constituting 11.7% of the outstanding shares of Common Stock.
MSF International has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 425,848 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 425,848 shares of Common Stock.
Because of the relationship between the Reporting Persons and the other stockholders of the Company party to the Stockholders Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own a total of 2,297,722 shares of Common Stock, which represents the aggregate number of shares of Common Stock beneficially owned by the parties to the Stockholders Agreement and 63.0% of the total number of outstanding shares of Common Stock.
(b)	See facing pages for each Reporting Person.
(c)	Information with respect to all transactions in the shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4.
(d)
No person other than the Reporting Persons and the Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Funds.

(e)	Not applicable.

CUSIP No. 148411 309	SCHEDULE 13D	Page 7 of 8

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended to add the following:

The Reporting Person’s response to Item 4 is incorporated by reference into this Item 6.

As of the date of this Amendment No. 1, the Reporting Persons held $60,962,432 in aggregate principal amount of the Old Notes.

Item 7.  Material to Be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit 5
Form of Support Agreement between A.M. Castle & Co. and holders who, in the aggregate, hold in excess of 96% of the Company’s outstanding 5.00%/7.00% Convertible Senior PIK Toggle Notes due 2022 (incorporated by reference to Exhibit 10.1 to A.M. Castle & Co.’s  Current Report on Form 8-K filed with the Securities and Exchange Commission on February 27, 2020 (File No. 1-5415).

CUSIP No. 148411 309	SCHEDULE 13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2020

Highbridge Capital Management, LLC

By:	/s/ John Oliva
	Name:	John Oliva
	Title:	Managing Director

Highbridge MSF International Ltd. (formerly known as 1992 MSF International Ltd.)

By:	Highbridge Capital Management, LLC, solely in its capacity as Trading Manager

By:	/s/ John Oliva
	Name:	John Oliva
	Title:	Managing Director

Schedule A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF HIGHBRIDGE CAPITAL MANAGEMENT, LLC
The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of Highbridge Capital Management, LLC (the "Instruction C Persons"). To the best of Highbridge Capital Management, LLC's knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D.

REPORTING PERSON: HIGHBRIDGE CAPITAL MANAGEMENT, LLC

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of Highbridge Capital Management, LLC:

Name	Position and Present Principal Occupation	Citizenship	Business Address
Oliva, John, Leo	Chief Compliance Officer/Managing Director	United States	c/o Highbridge Capital Management, LLC, 277 Park Avenue, 23rd Floor New York, New York 10172

Creatore, Marc, David	Chief Operating Officer/Managing Director	United States	c/o Highbridge Capital Management, LLC, 277 Park Avenue, 23rd Floor New York, New York 10172

Cresswell, Richard, James	Chief Risk Officer/Executive Director	United States	c/o Highbridge Capital Management, LLC, 277 Park Avenue, 23rd Floor New York, New York 10172

Parker, Julie, Elizabeth	Chief Legal Officer	United States	c/o Highbridge Capital Management, LLC, 277 Park Avenue, 23rd Floor New York, New York 10172

REPORTING PERSON: HIGHBRIDGE MSF INTERNATIONAL LTD.

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of Highbridge MSF International Ltd.:

Name	Position	Present Principal Occupation	Citizenship	Business Address
Clive Harris	Director	Chartered Accountant (England & Wales)	United Kingdom	#7 Raleigh Harbour North 228 Raleigh Quay, Governor’s Harbour, West Bay, Grand Cayman

Richard C. Crawshaw	Director	Chartered Accountant (England & Wales)	United Kingdom	17 Silver Thatch Drive, George Town, Grand Cayman, Cayman Islands

Bernard Lozé	Director	Chairman and Founder of Lozé et	France	43 Avenue Marceau, 75116 Paris, France